[SUTHERLAND ASBILL & BRENNAN LLP]

THOMAS E. BISSET
DIRECT LINE: 202.383.0118
E-mail: thomas.bisset@sutherland.com

                                August 1, 2013

VIA EMAIL AND EDGAR
-------------------

Commissioners
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   MEMBERS Life Insurance Company
            Registration Statement on Form S-1
            File No. 333-186477
            ----------------------------------

Commissioners:

      On behalf of MEMBERS Life Insurance Company (the "Company"), we are transmitting for filing under the Securities Act of 1933, as amended, a copy of Pre-Effective Amendment No. 2 to the above-referenced Form S-1 Registration Statement (the "Amendment") for certain single premium deferred annuity contracts (the "Contracts"). On June 12, 2013, the Company filed Pre-Effective Amendment No. 1 to the above-referenced Form S-1 Registration Statement.

      The Amendment incorporates changes made in response to oral comments on Pre-Effective Amendment No. 1 provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to outside counsel for the Company on July 3, 2013. For the Staff's convenience, each of the comments is set forth in full below, followed by the Company's response. Acceleration requests from the Company and the principal underwriter also accompany the filing.

   1. GLOSSARY. The definition of "Surrender Charge" states the following "...when you surrender some or all of the Contract Value..." however, elsewhere in the disclosure the same concept is described as "partial withdrawal." Please clarify the disclosure to ensure that same language is used when describing the Surrender Charge.

      RESPONSE:
      --------

      The Company has modified the definition of "Surrender Charge" on page 3 of the prospectus to specifically note that the Surrender Charge will apply to partial withdrawals made during the Initial Index Period. The Company also adopted conforming changes to disclosure in the
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Commissioners
August 1, 2013
Page 2

      prospectus addressing the application of the Surrender Charge to partial withdrawals made during the Initial Index Period.

   2. DEFINED TERMS. Please confirm that each defined term is included in the glossary or defined when first used in the disclosure. For example, the term "Payment Options" is capitalized as a defined term in the fourth paragraph under "How Your Contract Works" but is not defined. Similarly, please confirm that all defined terms are capitalized when used in the disclosure.

      RESPONSE:
      --------

      The Company confirms that each defined term is either included in the glossary or defined when first used in the prospectus. The Company also confirms that all defined terms are consistently capitalized in the prospectus included in the Amendment. In that regard, in the fourth paragraph under "How Your Contract Works," the Company capitalized the word "income" so that the defined term "Income Payment Options" is correctly capitalized in the prospectus.

   ALLOCATION OPTION (p. 4)
   ------------------------

   3. Please clarify in the disclosure that the Index Interest Rate Cap is the maximum index interest rate that may be applied as indicated in the "Glossary" and that the Index Interest Rate Floor is the minimum index interest rate that may be applied as indicated in the "Glossary."

      RESPONSE:
      --------

      The Company has added the disclosure recommended by the Staff to page 5 of the prospectus.

   4. The name and description of Contract suggests equity market exposure for the Contract owners who participate in the Risk Control Accounts. However, each Risk Control Account has a minimum interest rate cap of 50 bps which can be set at the Company's discretion. As such, cap does not ensure meaningful equity market exposure. Please explain supplementally how the name and description of the Contract are consistent with the minimum cap provision.

      RESPONSE:
      --------

      The Company respectfully disagrees that the name and description of the Contract suggests that Contract owners who allocate their Contract Value to the Risk Control Accounts are exposed to the equity market. The first paragraph of the outside cover page of the prospectus clearly states that the Contract offers "the ability to allocate monies among two interest crediting options (and) to accumulate interest earnings" and that "(t)he Contract is not an investment in the stock market or in any securities index." As described in the second paragraph of the outside cover page of the prospectus, the interest crediting features of the Contract are "based in part on the performance of the S&P 500 Composite Stock Price Index over a one-year period." (Emphasis added.) Disclosure comparable to that set forth in the first two paragraphs of the outside cover page is also set forth in the "How Your Contract Works" and "Risk Factors" sections of the prospectus. More detailed information regarding the interest crediting provisions of the Contract is set forth in the "How Your Contract Works" and "Risk Control Accounts" sections of the prospectus. Moreover, the name of the
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Commissioners
August 1, 2013
Page 3

      Contract merely connotes that the interest credited under the Contract is derived in part by reference to a well-publicized market index, the S&P 500 Composite Stock Price Index, which is clearly disclosed in numerous places throughout the prospectus.

      Furthermore, the Contract establishes the minimum interest rate cap as a failsafe that the Company would use only in an extreme market event that exceeds recent experience and that would occur over an extended period of time and significantly challenge the Company and/or the life insurance industry as a whole. The Company does not anticipate setting the interest rate cap at the minimum rate. In that regard, the Company has stress-tested the Contract for the market downturns that occurred in 2008, 2002 and 2001 and would not have set the interest rate cap at the minimum rate under any of those circumstances. The Company notes that with respect to each of those market downturns, the minimum interest rate cap would have exceeded the performance of the S&P 500 Composite Stock Price Index by a substantial measure.

   5. Please explain supplementally why the Growth Account is only available during the Initial Index Period.

      RESPONSE:
      --------

      The Company's risk management approach aims to proactively manage long-term exposure to market based guarantees. The Initial Index Period length represents the current Company tolerance for exposure to the market risks the Growth Account guarantees pose.

   RISK FACTORS (pp. 6-8)

   6. Please include a statement that the Interest Index Rate Cap is set annually and can be reduced to as little as 50 basis points.

      RESPONSE:
      --------

      The Company has added a statement that the Interest Index Rate Cap is set annually and can be reduced to as little as 0.50% (50 basis points) under the "Index Interest Crediting Risk" bullet point under the "Risk Factors" section on page 7 of the prospectus.

   7. Please include the risk that the MVA may reduce the Contract Value to an amount less than the protection provided by the Interest Index Floor.

      RESPONSE:
      --------

      The Company has added a statement that the MVA may reduce the Contract Value to an amount less than the protection provided by the Index Interest Rate Floor under the "Index Interest Crediting Risk" bullet point under the "Risk Factors" section on page 7 of the prospectus.

   8. AUTOMATIC REBALANCE PROGRAM (pp. 11-14). The formatting is potentially confusing with respect to some headings in this section, i.e., some headings appear as subheadings where they should be major headings and vice versa. Please review and revise for clarity.

Commissioners
August 1, 2013
Page 4

      RESPONSE:
      --------

      The Company acknowledges the Staff's comment and has revised the headings "Contract Value" and "Risk Control Accounts" on page 11 of the prospectus to clarify that such headings are major headings.

   9. CREDITED INDEX INTEREST (pp. 15-16). The discussion of Credited Index Interest Adjusted Index Value is confusing for many reasons, specifically:

      a. Please briefly explain the purpose of Credited Index Interest as stated in the Glossary.

      RESPONSE:
      --------

      The purpose of the Credited Index Interest is to calculate Contract Value. The Company calculates Credited Index Interest on each Contract Anniversary and at the time of partial withdrawal, surrender, death and annuitization. The Company has added disclosure to that effect on page 12 of the prospectus.

      b. Formula for Credited Index Rate: It would appear that the Adjusted Index Value as of the last "partial withdrawal," would always be "later" than the Initial Index Value. If this is not the case, (i.e., always later), explain supplementally the circumstances where the initial value is later than the subsequent value.

      RESPONSE:
      --------

      The Company acknowledges the Staff's comment and has revised the formula for Credited Index Interest on page 12 of the prospectus to clarify that "B" equals the Adjusted Index Value measured as of the last partial withdrawal taken in the current Contract Year. If no partial withdrawals have been taken in the current Contract Year, then "B" equals the Initial Index Value.

      c. Please clarify how often the Adjusted Index Value is calculated (i.e., daily, monthly, quarterly, etc.).

      RESPONSE:
      --------

      The Company acknowledges the Staff's comment and added disclosure on page 13 of the prospectus to clarify that the Adjusted Index Value is calculated each time Credited Index Interest is calculated and that this calculation can occur as frequently as daily and occurs on each Contract Anniversary or on any date when a partial withdrawal, surrender, death benefit or annuitization is processed.

Commissioners
August 1, 2013
Page 5

      d. The prospectus states that the Adjusted Index Value depends "in part" on the Unadjusted Index Value. Please clarify in disclosure the circumstances under which the Adjusted Index Value does not depend on the Unadjusted Index Value. Please also explain how the Adjusted Index Value is calculated under these circumstances.

      RESPONSE:
      --------

      In response to the Staff comment, the Company removed the words "in part" from the subject sentence in the prospectus.

      e. Please clarify, if true, that the amount of the Adjusted Index Value will never exceed the Initial Index Value multiplied by (1+ Index Interest Rate Cap) and conversely will never be lower than the Initial Index Value multiplied (1+ Index Interest Rate Floor).

      RESPONSE:
      --------

      The Company acknowledges the Staff's comment and added disclosure on page 13 of the prospectus clarifying that the Adjusted Index Value will never exceed the Initial Index Value multiplied by (1 + Index Interest Rate Cap) and will never be lower than the Initial Index Value multiplied by (1 + Index Interest Rate Floor).

      f. Please add the word "Rate" in the third paragraph under Adjusted Index Value in the formula after the words "Index Interest."

      RESPONSE:
      --------

      The Company has complied with the Staff comment.

      g. Please include in this section examples showing how the Credited Index Interest Rate and Credited Index Interest are calculated, or in the alternative, provide a cross reference to such examples on pp. 18-19.

      RESPONSE:
      --------

      As requested by the Staff, the Company included a cross-reference on page 12 of the prospectus to the examples on pages 15-16 of the prospectus showing how the Credited Index Interest Rate and Credited Index Interest are calculated.

      h. Please confirm supplementally that the Index Interest Rate Caps shown in the examples are realistic rates that a customer may expect.

      RESPONSE:
      --------

      The Company confirms that the Index Interest Rate Cap figures shown in the examples are realistic rates that a customer may expect.

Commissioners
August 1, 2013
Page 6

   MARKET VALUE ADJUSTMENT (pp. 21-23)
   -----------------------------------

   10. Please include a brief explanation of the effect of interest rates on the MVA in the first paragraph as set more fully in the second paragraph.

       RESPONSE:
       --------

       The Company has added disclosure to the first paragraph under "Purpose of the MVA" on page 17 of the prospectus to clarify the effect of interest rate levels on the MVA.

   11. Define the two indices referred to in the first paragraph and explain why the MVA is based on these two indices rather than on a single index.

       RESPONSE:
       --------

       In response to the Staff comment, the Company added disclosure under the "Purpose of the MVA" section on page 17 of the prospectus defining the Constant Maturity Treasury rate and the BofA Merrill Lynch 1-10 Year US Corporate Constrained Index, Asset Swap Spread. Together, those two indices reflect a broader mix of debt securities that may be affected by changes in market interest rates than would any single index. The Company also added disclosure to that effect under the "Purpose of the MVA" section on page 17 of the prospectus.

       Outside counsel for the Company received additional oral comments from the Staff on July 12, 2013 regarding the Company's responses to Comment No. 4 and Comment No. 5 above, which responses along with the Company's responses to the other above mentioned comments were provided to the Staff informally on July 8, 2013. For the Staff's convenience, each additional oral comment received from the Staff on July 12th is set forth in full below, followed by the Company's response.

   1. The Staff is concerned that the use of the term "Market" in the name of the Contract, MEMBERS(R) Market Zone Annuity, is not fair and balanced and is potentially misleading.

       RESPONSE:
       --------

       The Company respectfully disagrees that the name of the Contract is not fair and balanced and is potentially misleading. In addition to the reasons noted in the Company's response to Comment No. 4 above that explain why the name MEMBERS(R) Market Zone Annuity is not potentially misleading based on the name and description of the Contract, the Company notes that the name of the Contract is innocuous and does not suggest equity market participation. The name of the Contract does not even include the term "equity." The Company also notes that the Financial Industry Regulatory Authority ("FINRA") has reviewed and approved written marketing materials and other public communications that disclosed the name of the Contract and did not raise any objections to the name of the Contract or find the name to be misleading, unfair or unbalanced in any way. In addition to such materials, the Company provided FINRA a copy of the prospectus included in the initial Form S-1 Registration Statement for the Contract, which prospectus described the minimum interest rate cap as well as other Contract features. Furthermore, the Company provided applications to over 40 state insurance regulators that

Commissioners
August 1, 2013
Page 7

       disclosed the name of the Contract as well as material that described the minimum interest rate cap and other features of the Contract. Like FINRA, none of those state regulators raised any objections to the name of the Contract.

       Solely for the purpose of responding to the Staff comment and ensuring that Pre-Effective Amendment No. 2 to the Form S-1 Registration Statement is made effective in a timely manner, the Company proposes to change the name of the Contract from "MEMBERS(R) Market Zone Annuity" to "MEMBERS(R) Zone Annuity," notwithstanding significant costs the Company will incur in connection with changing the name of the Contract at this late date.

   2. The terms of the Contract provided that each Risk Control Account has a minimum interest rate cap of 50 basis points which can be set at the Company's discretion. The Staff is concerned with the Company's ability under the Contract to employ this minimum interest rate cap at the Company's sole discretion.

       RESPONSE:
       --------

       As previously noted in response to Comment No. 4 above, the Contract establishes the minimum interest rate cap as a failsafe that the Company would use only in an extreme market event that exceeds recent experience and that would occur over an extended period of time and significantly challenge the Company and/or the life insurance industry as a whole. However, the Company would consider the following factors when determining whether to change the current Index Interest Rate Cap: (i) significant changes in derivative, equity and/or fixed income instrument valuations; (ii) increases in hedging costs that have a material impact on the Company's ability to offer the Contract; (iii) derivative market changes that impact availability and structure of hedging instruments;
       (iv) significant negative fixed income instrument default experience realized by the Company; (v) meaningful changes in Company and/or Contract cost structure due to regulatory or other business management concerns; and (vi) material unanticipated Contract owner experience. The Company has modified disclosure on page 16 of the prospectus to identify the factors the Company would consider in determining whether to change the current Index Interest Rate Cap. The Company notes that it would be extremely unlikely that the Index Interest Rate Cap would ever be set to the minimum and to imply otherwise would be misleading.

   3. Please clarify supplementally why the Growth Account is only available during the Initial Index Period.

       RESPONSE:
       --------

       As previously noted in response to Comment No. 5 above, the Company's risk management approach aims to proactively manage long-term exposure to market based guarantees. The Company's investments backing the Contract are matched to the Surrender Charge Period, which coincides with the Initial Index Period. Matching investments to the Surrender Charge Period is important for risk management. As the period of time the Growth Account is available increases it also increases the risk to the Company that there will be a mismatch between the liabilities (obligations to Contract owners) and the assets used to back those liabilities. The Initial Index Period length represents the current Company tolerance for exposure to the market risks the Growth Account guarantees pose.

Commissioners
August 1, 2013
Page 8

       The ability to successfully manage the core guarantees of the Contract is dictated by market conditions. The Initial Index Period has been deemed a reasonable length of time to expose the Company to the market risks the Growth Account guarantees pose. The Growth Account can be more difficult to manage than the Secure Account given that the Growth Account offers more exposure to market movements through the -10% floor and associated higher Index Interest Rate Cap. This increased exposure can negatively impact the financial condition of the Company in extreme, volatile markets where the costs associated with hedging and investing can become prohibitive. The Company believes it is imprudent to be exposed to such risk over longer periods of time given the uncertain nature of how derivative, equity, and fixed income markets can evolve in combination with general economic and regulatory developments. This approach reflects the general conservative nature of the Company's desire to limit any changes to the cap levels during the Initial Index Period and strategy to safeguard the Company's financial stability to benefit all Contract owners.

       Outside counsel for the Company received an additional oral comment from the Staff on July 17, 2013 regarding the Company's response to above referenced Comment No. 4, which response, along with the Company's responses to the comments noted immediately above, were provided to the Staff informally on July 15, 2013. For the Staff's convenience, the additional oral comment is set forth in full below, followed by the Company's response.

   1. Given the Company's ability under the Contract to implement a minimum interest rate cap of 50 basis points at the Company's sole discretion, the Staff questions whether the Contract is suitable for investors given the Company's discretion to implement the minimum interest rate cap in light of the surrender charge period and single purchase nature of the Contract.

       RESPONSE:
       --------

       Solely for the purpose of responding to the Staff comment and ensuring that Pre-Effective Amendment No. 2 to the Form S-1 Registration Statement is made effective in a timely manner, the Company has raised the minimum interest rate cap from 50 basis points to 100 basis points.

Commissioners
August 1, 2013
Page 9

                                      *****

       We believe that the Amendment is complete. We also believe that the Amendment together with this letter and a second letter responding to additional Staff comments ("Second Letter"), which Second Letter is filed as correspondence to the Amendment, respond to all Staff comments. We respectfully request that the Staff review these materials as soon as possible. As noted above, requests for acceleration from the Company and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to August 2, 2013 or as soon as practicable thereafter.

       If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

                                                      Sincerely

                                                      /s/ Thomas E. Bisset
                                                      --------------------------
                                                      Thomas E. Bisset

Enclosures
cc:    Michael Kosoff
       Deborah Skeens
       Kevin Thompson
       Ross Hansen
       Steve Roth
       Stephani Hildebrandt
       Naseem Nixon